Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

May 4, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Registration Statement on Form F-1

Filed February 18, 2022

File No. 333-262835

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of March 8, 2022, regarding the abovementioned Registration Statement on Form F-1 (“Form F-1”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently publicly filing Amendment No. 1 to the Form F-1 (“Amendment No. 1”).

Registration Statement on Form F-1

Board Practices, page 87

1.	We note your amended disclosure that “[o]ur amended and restated articles of association provide that the directors will be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III.” Please amend your risk factor disclosure to describe the risks to investors, including any anti-takeover effects, of your classified board.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 33 of Amendment No. 1.

Underwriting, page 125

2.	We note your disclosure that “[i]f all of the Units are not sold at the public offering price, the underwriter may change the offering price and other selling terms and we will file a supplement to reflect such modified terms.” However, it does not appear that you are eligible to conduct an at-the-market offering, and you must fix a price for your securities for the duration of the offering. Therefore, please amend your filing to fix a price for your securities consistent with Item 501(b)(3) of Regulation S-K, or tell us why you believe this disclosure is appropriate.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 124 of Amendment No. 1.

3.	We note that you are offering Units and Pre-funded Units in this offering. We also note your disclosure that “[t]he underwriter may exercise the over-allotment option with respect to Ordinary Shares only, Pre-Funded Warrants only, Warrants only, or any combination thereof.” Please revise to disclose a fixed volume of units and pre-funded units to be sold if the underwriter’s over-allotment option is exercised in full. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 227.02, available on our public website.

Response:  We respectfully advise the Staff that while Units and Pre-Funded Units are being sold in the offering, the Ordinary Shares and Warrants comprising the Units and Ordinary Shares and Pre-Funded Warrants comprising the-Funded Units are immediately separable and will be issued separately in the offering. Therefore, the securities that will be used for stabilization are the Ordinary Shares, Pre-Funded Warrants and Warrants, the amount of which have been included in the registration statement.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP